                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



-------------------------------------

In the Matter of                                             INTERIM CERTIFICATE

Conectiv and Subsidiaries                                             OF

File No. 70-9095                                                 NOTIFICATION

(Public Utility Holding Company
Act of 1935)                                                 PURSUANT TO RULE 24

-------------------------------------


           This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (18 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated February 26,1998, in the above- referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period March 1, 1998 through March 31, 1998. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1. Conectiv Common Stock issued during period (new issue shares only):

         None


2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:


Common Stock                         #0f Shares Issued During Period            Cumulative # 0f Shares Issued
------------                         -------------------------------            -----------------------------
Dividend Reinvestment                              0                                           0
Employee Benefit Plans                             0                                           0

Awards under the Conectiv Incentive Compensation Plan during the period included 1,030,800 stock options and 50,200 shares of restricted stock. The strike price for such awards was $22.84375 per share. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan.


Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.


3.  Conectiv Common Stock issued for acquisitions:

#0f Shares Issued During Period             Value per Share            Restricted (Y/N)
-------------------------------             ---------------            ----------------
                 0                                 N/A                       N/A


4.  Conectiv Long-Term Debt issued during period:

Note: The Commission has reserved jurisdiction over the issuance of long-term debt by Conectiv.

5.  Short-Term Debt issued by Conectiv and Delmarva during period:

                           Balance at Period-End     Weighted Average Cost      Highest Daily Balance
                           ---------------------     ---------------------      ---------------------
Conectiv                        $165,000,000                  5.998%                $165,000,000
Delmarva                           2,300,000                  5.639%                  29,600,000

Note: Conectiv's daily balance cannot exceed $500 million; Delmarva's daily balance cannot exceed $275 million.


6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.


7.  Utility Subsidiary financings during period:


Delmarva:  See Item 5 above.

Note: Short-term and long-term financings by Atlantic Electric are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.


8.  Non-utility financing during period not exempt pursuant to Rule 52:


None.

9.  Guarantees by Conectiv and Non-utility Subsidiaries during period:


    ISSUER OF GUARANTEE              ISSUED ON BEHALF OF                AMOUNT              TYPE OF GUARANTEE
    -------------------              -------------------                ------              -----------------
         Conectiv                    Atlantic Generation              $6,000,000                Guarantee
         Conectiv                     Conectiv Thermal                31,000,000                Guarantee
         Conectiv                    Atlantic Generation               5,250,000             Letter of Credit
         Conectiv                     Conectiv Thermal                27,918,656            Letters of Credit
         Conectiv                          Enerval                     1,600,000             Letter of Credit
                                                                       ---------
                                                                     $71,768,656

    Atlantic Enterprises                   Enerval                    $2,250,000                Guarantee
    Atlantic Generation       Cogeneration Partners of America         2,000,000                Guarantee
    Atlantic Generation             Vineland Cogeneration              1,374,000               Take or Pays
    Atlantic Generation            Binghamton Cogeneration               271,000                  Escrow
    Atlantic Generation             Vineland Cogeneration              3,500,000        Capacity deficiency charge
    Atlantic Generation                    Enerval                     1,200,000             Pledge of assets
                                                                       ---------
                                                                     $10,595,000

Note: Guarantees by Conectiv cannot exceed $350 million; guarantees by Non-utility Subsidiaries cannot exceed $100 million.


10.  Borrowings from System Money Pool during period:

Borrowings by individual Non-Utility Subsidiaries did not exceed $25 million at any point during the period and are reported on Form U-6B-2 filed contemporaneously herewith. Delmarva did not participate in the Money Pool during this period. Jurisdiction was reserved over such participation pending completion of the record.

11.  Forms U-6B-2 filed with Commission during period:


Filing Entity                                          Date of Filing
-------------                                          --------------
ATE Investment                                          May 28, 1998
Atlantic City Electric Company                          May 28, 1998
Atlantic Energy Enterprises, Inc.                       May 28, 1998
Atlantic Thermal Systems, Inc.                          May 28, 1998
Conectiv Resource Partners, Inc.                        May 28, 1998
Conectiv Services, Inc.                                 May 28, 1998
Delmarva Capital Investments, Inc.                      May 28, 1998
Enerval, LLC                                            May 28, 1998

12. Financial Statements

         -   Conectiv Balance Sheet  (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended March 31, 1998)
         -   Delmarva Balance Sheet  (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended March 31, 1998)


13. Registration Statements filed pursuant to the Securities Act of 1933:

Registration Statement on Form S-3 for ConectivDirect (Incorporated by reference to the filing on January 13, 1998, as amended (File No. 333-44219)). ConectivDirect is Conectiv's dividend reinvestment and stock purchase plan.

Registration Statement on Form S-8 for the Conectiv Incentive Compensation Plan (incorporated by reference to the filing on April 14, 1998
(File No. 333-50063)).

                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

     The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                         CONECTIV
                         DELMARVA POWER & LIGHT COMPANY
                         CONECTIV ENERGY SUPPLY COMPANY
                         DELMARVA CAPITAL INVESTMENTS, INC.
                         CONECTIV SERVICES, INC.
                         DCI I, INC.
                         DCI II, INC.
                         DCTC-BURNEY, INC.
                         CHRISTIANA CAPITAL MANAGEMENT, INC.
                         DELMARVA OPERATING SERVICES COMPANY
                         POWER CONSULTING GROUP, INC.
                         CONECTIV SOLUTIONS, LLC
                         CONECTIV PLUMBING, LLC
                         ATLANTIC CITY ELECTRIC COMPANY
                         ATLANTIC ENERGY ENTERPRISES, INC.
                         ATLANTIC ENERGY INTERNATIONAL, INC.
                         ATLANTIC GENERATION, INC.
                         ATLANTIC SOUTHERN PROPERTIES, INC.
                         ATE INVESTMENT, INC.
                         CONECTIV THERMAL SYSTEMS, INC.
                         COASTAL COMM, INC.
                         ATLANTIC ENERGY TECHNOLOGY, INC.
                         BINGHAMTON GENERAL, INC.
                         BINGHAMTON LIMITED, INC.
                         PEDRICK LIMITED, INC.
                         PEDRICK GENERAL, INC.
                         VINELAND LIMITED, INC.
                         VINELAND GENERAL, INC.
                         ATLANTIC JERSEY THERMAL SYSTEMS, INC.
                         ATS OPERATING SERVICES, INC.
                         THE EARTH EXCHANGE, INC.
                         ATLANTIC PAXTON COGENERATION, INC.
                         PETRON OIL CORPORATION

May 28, 1998             /s/ L. M. Walters
                         -----------------
                         L. M. Walters
                         Treasurer